FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person

         Williams, Donald W.
         18 Huntleigh Downs
         Frontenac, Missouri 63131

2. Issuer Name and Ticker or Trading Symbol

           First Preferred Capital Trust                         FBNKO
           First Preferred Capital Trust II                      FBNKN

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year

                           July 2001

5. If Amendment, Date of Original   (Month/Year)


6. Relationship of Reporting Person to Issuer
              (Check all applicable)

       X    Director*                           _______ 10% Owner

       X    Officer (give title below)          Other (Specify below)
               Senior Vice President

7. Individual or Joint/Group Filing (Check applicable line):

       X    Form filed by One Reporting Person

     ______ Form filed by more than One Reporting Person


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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------

1.       Title of Security:                                   N/A

2.       Transaction Date (Month/Day/Year):                   N/A

3. Transaction Code        V:

4. Securities Acquired (A) or disposed of (D):                N/A
                       Amount            N/A               Price   N/A
5. Amount of Securities Beneficially Owned at End of Month:   N/A
6. Ownership Form Direct (D) or Indirect (I):        N/A

7. Nature of Indirect Beneficial Ownership: N/A

Table II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
           (e.g., puts calls, warrants, options, convertible securities)

1.   Title of Derivative Security       N/A

2.   Conversion or Exercise Price of Derivative Security  N/A

3.   Transaction Date (Month/Day/Year): N/A

4.   Transaction Code  Code____ V_____  N/A

5.   Number of Derivative Securities Acquired (A)____ or Disposed of (D)____
              N/A

6.   Date Exercisable and Expiration Date (Month/Day/Year)         N/A
     Date Exercisable ____________      Expiration Date ____________
              N/A

7.   Title and Amount of Underlying Securities:  N/A
     Title _________________      Amount or Number of Shares __________:  N/A

8.   Price of Derivative Security:               N/A

9.   Number of Derivative Securities Beneficially Owned at End of Month:   N/A

10.  Ownership Form of Derivative Security Direct (D) or Indirect (i)       N/A

11.  Nature of Indirect Beneficial Ownership:    N/A

Explanation of Responses: *This statement if filed solely to report that the reporting person is now a director of the Issuer as well as an officer.



/s/ Donald W. Williams
-------------------------------------
Signature of Reporting Person

Date:  August 6, 2001